FILED VIA SEDAR

May 10, 2018

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)

Dear Sirs/Mesdames:

RE: SilverCrest Metals Inc. (the “Company”)
Project # 2733400

The enclosed technical report titled “Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico”, effective February 12, 2018, as amended May 9, 2018 (the “Las Chispas Report”) is being filed with the above securities commissions to revise or supplement disclosures contained in the report filed on April 24, 2018. These revisions include the following:

•	Paragraph two of Section 1.3 to provide actual metallurgical recoveries based on limited metallurgical testing to better define silver equivalency;

•	A new section (Section 13.4.1) is added to disclose the assumptions on cut -off grade;

•	Paragraph two of Section 13.4.4 is updated to provide for certain qualifications applicable to inferred resources;

•	Actual metallurgical recoveries for defining silver equivalent are provided for in tables 2, 3, 4, 13-11, 13-14, and 13-14;

•	A new section (Section 15.1.1) added to disclose of nearby operating mines; and

•	Where applicable, the Las Chispas Report reflects revisions to state “the QP” rather than “Tetra Tech” as the Las Chispas Report includes the interpretations and conclusions of the QP.

570 Granville Street, Suite 501 Vancouver, BC Canada V6C 3P1
Tel: 604-694-1730 Fax: 604-694-1761 www.silvercrestmetals.com

Yours truly,
SILVERCREST METALS INC.

“Anne Yong”
Anne Yong
Chief Financial Officer

Encl.

570 Granville Street, Suite 501 Vancouver, BC Canada V6C 3P1
Tel: 604-694-1730 Fax: 604-694-1761 www.silvercrestmetals.com